Exhibit 6.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), made and entered into this 19th day of November, 2015, by and between Oak View National Bank, a National Banking Association (the “Company”), and Michael A. Ewing (the “Executive”), collectively referred to as (the “Parties”), provides as follows:

RECITALS

WHEREAS, the Company recognizes that the possibility of a Change in Control exists, and the uncertainty and questions that it may raise among management may result in the distraction or departure of management personnel to the detriment of the Company and its shareholders;

WHEREAS, the Company currently employs the Executive and considers the availability of the Executive’s services to be important to the management and conduct of the Company’s business and desires to secure the continued availability of the Executive’s services on behalf of the Company;

WHEREAS, the Company wants to encourage the Executive to continue employment after a Change in Control by providing reasonable employment security to the Executive and to recognize the prior service of the Executive in the event of a termination of employment under certain circumstances after a Change in Control;

WHEREAS, the Executive is currently employed by the Company and desires to continue such employment;

WHEREAS, the Company desires to protect its confidential information and guard against unfair competition; and,

WHEREAS, the Parties have mutually agreed upon the terms and conditions of Executive’s continued employment by the Company as hereinafter set forth.

TERMS OF AGREEMENT

NOW, THEREFORE, and in consideration of the promises and undertakings of the Parties as herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

I.	Selected Definitions

(A)	“Accrued Amounts” shall mean certain amounts due the Executive at termination of employment to include:

1.	Any accrued but unpaid Base Salary which shall be paid on the payroll date immediately following the date of termination in accordance with the established payroll procedures of the Company;

2.	Expense Reimbursement for unreimbursed expenses properly incurred by Executive, which shall be subject to and paid in accordance with the Company’s expense reimbursement policy; and,

3.	Such employee benefits, including equity compensation, if any, to which the Executive may be entitled under the Company’s employee benefit plans and programs as of the date of termination.

(B)	“Affiliate” shall mean any business entity that may become controlled by, or is under common control with, the Company.

(C)

“Base Salary” is a fixed amount of money paid to the Executive by the Company in return for work performed. Base Salary is separate from any and all other benefits, bonuses and/or any other potential compensation from the Company.

(D)	“Cause” shall mean:

1.

Willful failure of the Executive to perform any material duty or responsibility required of his position (other than by reason of Incapacity), or willful failure of the Executive to follow reasonable instructions or policies of the Company after being advised in writing of such failure and being given a reasonable opportunity and period to remedy such failure;

2.

The Executive’s conviction of or entering of a guilty plea or plea of no contest with respect to a crime involving moral turpitude or a felony if it materially impairs the Executive’s ability to perform services for the Company and results in material reputational or financial harm to the Company; or,

3.

The breach by the Executive of a material term of this Agreement or violation in any material respect of any code or standard of behavior generally applicable to employees of the Company, after being advised in writing of such breach or violation and being given a reasonable opportunity and period to remedy such breach or violation.

(E)	“Change in Control” shall mean the occurrence of any of the following:

1.

The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act), of securities of the Company representing more than 40% of the combined voting power of the then outstanding securities; provided, however, that the following acquisitions shall not constitute a Change in Control:

(a)	Acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege); or

(b)	Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company;

2.	The Incumbent Board ceases to constitute a majority of the Board of Directors;

3.

The Company consummates a reorganization, merger, share exchange or consolidation (a “Reorganization”), provided that the consummation of a Reorganization will not constitute a Change in Control if, upon consummation of the Reorganization, each of the following conditions is satisfied:

(a)

more than 50% of the then outstanding shares of common stock of the corporation resulting from the Reorganization is beneficially owned by all or substantially all of the former shareholders of the Company in substantially the same proportions as their ownership existed in the Company immediately prior to the Reorganization; and

(b)

at least a majority of the members of the board of directors of the corporation resulting from the Reorganization were members of the Incumbent Board at the time of the execution of the initial agreement providing for the Reorganization;

4.	The sale or other disposition of all or substantially all of the assets of the Company; or

5.	The shareholders approve the complete liquidation or dissolution of the Company.

(F)

The “Company” is currently a stand alone bank not controlled by a holding company, and owns no affiliates. Accordingly, the Company as currently defined is Oak View National Bank. In addition, the Company shall include any successors, heirs, and/or assigns, whether or not involving a change in corporate form (from a corporation to a limited liability company). However,

1.

If, at some point in the future Oak View National Bank were to form a one-bank holding company for the purpose of being the sole shareholder of the Company’s stock, where the shareholders of Oak View National Bank become the shareholders of the holding company, then at that time the Company and the Executive agree that the definition of “Company” shall automatically, without further action by either party, be expanded to include such bank holding company, provided it does not otherwise materially conflict with the terms of this Agreement.

2.

If, at some point in the future Oak View National Bank were to acquire an Affiliate, then at that time the Company and the Executive agree that the definition of “Company” shall automatically, without further action by either party, be expanded to include such Affiliate, provided it does not otherwise materially conflict with the terms of this Agreement.

(G)

“Competition” or “Compete” means the Executive’s engaging, without the written consent of the board of directors of the Company, in an activity as an officer, a director, an employee, a partner, a more than one percent shareholder or other owner, an agent, a consultant, or in any other individual or representative capacity within the Market Area (unless the Executive’s duties, responsibilities and activities, including supervisory activities, for or on behalf of such activity, are not related in any way to such competitive activity) if it involves:

1.	engaging in or entering into a Competitive Business;

2.

Soliciting, either directly or indirectly, any customer(s) of the Company to terminate their relationship with the Company, or make deposits in, borrow money from, or become a customer(s) of a Competitive Business in the Market Area; or,

3.	Soliciting, either directly or indirectly, any employee(s) of the Company to terminate his or her employment with the Company.

(H)

“Competitive Business” means a business in the financial services field, which includes one or more of the following businesses: depository accounts, consumer and commercial lending, and residential and commercial mortgage lending.

(I)

“Confidential Information” shall include, but is not limited to, all financial and personnel data, computer software and data base technologies, strategic business plans, customer lists and requirements, market studies, know-how, processes, trade secrets, and any other information concerning the Company that is not generally known to the public or in the banking industry.

(J)

“Documents” shall include all documents, records, tapes and other media of any kind or description relating to the business of the Company, whether or not prepared by the Executive, including any copies thereof.

(K)	“Employment Period” is the initial term of this Agreement, plus any extended term(s) of the Agreement.

(L)	“Expiration Date” is the last day of the Employment Period at any given point in time.

(M)

“Final Compensation” means the Base Salary in effect at the date of termination, plus the target bonus for the year in which the Executive’s termination of employment occurs (or, in the case of a Change in Control, the bonus paid in the year immediately preceding the year in which the Change in Control occurs if such bonus is greater than the target bonus referred to above).

(N)	“Good Reason” shall mean:

1.	The assignment to the Executive of duties materially inconsistent with his position, authority, duties or responsibilities, without his written consent;

2.	Any action taken by the Company that results in a substantial reduction in the Executive’s status, including a diminution in his position, authority, duties, compensation, or responsibilities ;

3.	Requiring the Executive to maintain his primary office outside of Fauquier County; or

4.	The failure of the Company to comply with any material term of this Agreement.

(O)	“Incapacity” shall mean whichever of the following definitions is more favorable to the Executive:

1.

The failure of the Executive to perform his assigned duties and responsibilities with the Company on a full-time basis as a result of mental or physical illness or injury, as determined by a physician for ninety (90) consecutive calendar days; or

2.	Incapacity or disability as defined in the disability insurance policy maintained by the Company for the benefit of the Executive.

(P)

“Incumbent Board” means a Board of Directors made up of the same individuals who constitute the Board of Directors of the Company on the effective date of this Agreement provided that any director whose nomination was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be considered a member of the Incumbent Board, but excluding any such individual whose assumption of office is in connection with an actual or threatened election contest relating to the election of directors of the Company

(Q)	“IRS Code” means the Internal Revenue Code of 1986, as amended.

(R)

“Market Area” means the Virginia Counties of Fauquier, Culpeper, Loudoun, Prince William, Stafford, Spotsylvania, Orange, Madison, and Rappahannock, and the independent cities geographically located within the listed Counties.

(S)	“Nonrenewal Notice” is a written notice from one of the Parties to the other of that party’s intent to not renew this agreement.

(T)	“Release” means a waiver of claims by the Executive in favor of the Company and its respective officers and directors upon termination of employment in a written form provided by the Company.

(U)	“Renewal Date” is December 31, 2016 and each December 31st thereafter upon which this Agreement shall automatically renew, provided that proper Nonrenewal Notice is not given by either of the Parties.

(V)	“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

(W)	“Tax Advisor” means an independent accounting firm or independent tax counsel.

II.	General Employment Terms

(A)

Term. The term of this Agreement is effective November 19, 2015 and will expire on December 31, 2017; provided that on December 31, 2016 and each Renewal Date thereafter, this Agreement will be automatically extended for an additional calendar year so as to terminate two years from such Renewal Date. This Agreement will not, however, be automatically extended if either of the Parties gives the other a proper Nonrenewal Notice before the Renewal Date.

(B)	Duties and Responsibilities.

1.

General Duties. The Company will employ the Executive as Vice Chairman and Chief Executive Officer of the Company on the terms and subject to the conditions of this Agreement. The Executive accepts such employment and will perform the managerial duties and responsibilities of the Vice Chairman and Chief Executive Officer. The Executive’s duties shall include, but not be limited to such duties as are customarily the responsibility of an executive holding that position and shall be of the type for which he is suited by background and training. Executive shall comply with all polices, standards and regulations of the Company now or hereafter promulgated, and shall perform his duties under this Agreement to the best of his abilities and in accordance with standards of conduct generally applicable to executive officers of community banks.

2.

Board of Directors. The Executive will stand for reelection to the Company’s Board of Directors and serve in that capacity at least until his employment by the Company has ended or this Agreement expires, whichever comes first.

(C)

Exclusive Service. The Executive will devote his time and attention on a full-time basis to the discharge of such duties and responsibilities of an executive nature as may be assigned him by the Board of Directors of the Company. The Executive shall devote his best efforts and substantially his full business time to rendering services in a competent, efficient and businesslike manner on behalf of the Company in furtherance of its best interests. The Executive may accept any elective or appointed positions or offices with any duly recognized associations or organizations whose activities or purposes are closely related to the banking industry or community which would generate good will for the Company.

(D)	Compensation and Related Matters.

1.	Compensation.

(a)

Base Salary. The Company shall pay the Executive an annual Base Salary of not less than $200,000. The Base Salary shall be paid to the Executive according to the established payroll procedures of the Company. In connection with the annual performance review of the Executive, the Company will review the succeeding year’s Base Salary on or before December 31 of each year to consider whether any adjustments should be made to the Base Salary for the following year. The Base Salary, after being increased, shall not be decreased.

(b)

Bonuses. During the term of this Agreement, the Executive shall be eligible to participate in all incentive and deferred compensation programs available to other executives of the Company, such participation to be in the same form, under the same terms, and to the same extent that such programs are made available to other such executives. The Board of Directors of the Company (or designated Committee thereof), shall establish the measurable criteria and incentive compensation levels payable to the Executive consistent with the Company’s business plan and objectives.

2.	Benefits and Perquisites.

(a)

Employee Benefits. During the term of this Agreement, the Executive shall be entitled to participate in any plans, programs, and other forms of compensation or benefits that the Company provides to other executives, on a basis not less favorable than that provided to said executives, including without limitation group medical, disability and life insurance, paid time off and retirement plans. It is understood that the Board of Directors of the Company may, in its sole discretion, for all executives as a whole, establish, modify or terminate such plans, programs or benefits;

(b)

Automobile. During the term of this Agreement, the Company shall provide the Executive with an appropriate automobile or automobile allowance satisfactory to the Executive and the Company for his business and personal use; and,

(c)

Country Club Membership. During the term of this Agreement, the Company shall provide the Executive with membership in a local country club and will reimburse club dues and other reasonable and necessary club expenses.

3.

Board Fees. The Executive shall not be eligible to receive fees for board service consistent with that paid to outside board members, unless agreed upon in writing by the Parties or unless board fees are paid to other “inside directors”.

(E)

Expense Reimbursement. The Company shall reimburse the Executive promptly, upon presentation of adequate substantiation, including receipts, for the reasonable travel, entertainment, lodging and other business expenses incurred by the Executive, including, without limitation, those expenses incurred by the Executive and his spouse or guest in attending trade and professional association conventions, meetings and other related functions. However, the Company reserves the right to review these expenses periodically and determine, in its sole discretion, whether future reimbursement of such expenses to the Executive will continue without prior Board approval of the expenses.

(F)

Termination of Employment. The employment of the Executive may be terminated by either the Company or the Executive at any time and for any reason. Upon termination of the Executive’s employment during the Employment Period, the Executive shall be entitled to the compensation and benefits described in this “Termination of Employment” section and shall have no further rights to any compensation or other benefits from the Company, provided that the “Change in Control Termination Payments” section shall govern the compensation and other benefits payable to the Executive in connection with the termination of the Executive’s employment following a Change in Control.

1.	Termination as a Consequence of Death or Incapacity.

(a)

If the Executive dies while employed by the Company, the Company shall pay the Executive’s Base Salary through the end of the calendar month in with the Executive’s death occurs. This payment will be made to the Executive’s estate unless he has designated a surviving beneficiary in writing, executed and dated by Executive and delivered to the Company in a form acceptable to the Company prior to the Executive’s death.

(b)

If the Company determines that the Incapacity of the Executive has occurred, it may terminate the Executive’s employment and this Agreement upon thirty (30) days’ written notice, provided that within thirty (30) days after receipt of such notice the Executive shall not have returned to full-time performance of his assigned duties.

(c)

The Executive shall be entitled to all benefits to which he would otherwise be entitled under any and all short term and/or long term disability policy(ies) for which he is a beneficiary, and nothing in this Employment Agreement shall diminish or reduce any such benefit(s).

2.

Termination by the Company for Cause. Employment of the Executive may be terminated by the Company for Cause at any time upon written notice to the Executive, which termination will be effective immediately or on such later date as is specified in the written notice. In this case the Executive shall be entitled to receive the Accrued Amounts due him.

3.

Termination by the Company Without Cause. In the event the Executive’s employment is terminated without Cause, he shall receive the Accrued Amounts and, provided he signs a Release and it becomes effective, the Executive shall also receive the following:

(a)	Any bonus(es) that have been earned but remain unpaid at the time of termination, which shall be paid on the applicable payment date;

(b)

For the period subsequent to the date of termination until the Expiration Date or for two years following the date of termination, whichever period is greater, the Company shall continue to pay the Executive’s Final Compensation, such payment to be made in accordance with the established payroll procedures of the Company for its employees on the same periodic dates as would have been made to him had his employment not been terminated beginning on the first payroll date following termination; and

(c)

If the Executive timely and properly elects COBRA coverage, he shall be entitled to all COBRA benefits, provided he makes timely payment of his share of the cost. The Executive shall be eligible to receive COBRA coverage until the earliest of: (A) the Expiration Date or for eighteen (18) months following the date of termination, whichever period is greater; (B) the date the Executive is no longer eligible to receive COBRA continuation coverage; or (C) the date on which the Executive becomes eligible to receive substantially similar coverage from another employer.

4.

Termination by the Executive for Good Reason. The Executive may terminate his employment under this Agreement at any time for Good Reason and be entitled to receive the compensation and other benefits described in the “Termination by the Company Without Cause” section, provided he signs a Release and it becomes effective. The Executive must provide written notice to the Company of the existence of the event or condition constituting such Good Reason within ninety (90) days of the initial occurrence of the event or condition alleged to constitute Good Reason. Upon delivery of such notice by the Executive, the Company shall have a period of thirty (30) days during which it may remedy in good faith the event or condition constituting Good Reason and his employment shall continue in effect during such time so long as the Company is making diligent efforts to cure. In the event the Company shall remedy in good faith the event or condition constituting Good Reason, then such notice of termination shall be null and void, the Executive’s employment shall continue in effect, and the Company shall not be required to pay the amounts due under this section.

5.

Termination by the Executive Without Good Reason. The Executive may terminate his employment under this Agreement without Good Reason by written notice to the Company effective thirty (30) days after receipt of such notice by the Company or at any time upon mutual agreement in writing. If the Executive terminates his employment without Good Reason, he will be entitled to receive the Accrued Amounts due him. It shall not constitute a breach of this Agreement for the Company to suspend the duties of the Executive and place him on paid leave during the required notice period.

6.

Resignation of All other Positions. Effective upon the termination of his employment for any reason, the Executive shall be deemed to have resigned from all positions that he holds as an officer or member of the Board of Directors of the Company.

7.

Regulatory Requirement. The Company shall not be required to make payment of, or provide any benefit under this section to the extent such payment or benefit is prohibited by the regulations presently found at 12 C.F.R Part 359 or to the extent that any other governmental approval for the payment or benefit that is required by law is not received.

(G)	Change in Control Termination Payments.

1.

Change in Control Payment and Benefits. Notwithstanding any other provision in this Agreement, if the Executive’s employment is terminated by him for Good Reason or by the Company on account of its failure to renew the Agreement in accordance with the “Term” section or without Cause (other than on account of his death or Incapacity), he shall be entitled to receive the following payments and benefits, provided he signs a Release and it becomes effective:

(a)	The sum of:

(i)	The Accrued Amounts, which shall be paid as stipulated in the definition of Accrued Amounts;

(ii)	Any bonus(es) that have been earned but remain unpaid at the time of termination, which shall be paid on the applicable payment date;

(iii)

Any benefits or award (including both the cash and stock components) which pursuant to the terms of any plans, policies or programs have been earned or become payable, but which have not been paid to him. These amounts will be paid to him in a lump sum cash payment within ten (10) days after the effective date of the Release; and

(iv)	An amount equal to two (2) times his Final Compensation. This severance benefit will be paid to the Executive in a lump sum cash payment within ten (10) days after the effective date of the Release.

(b)

If the Executive timely and properly elects COBRA coverage, he shall be entitled to all COBRA benefits in the amount and in manner set forth in Section II(F)(3)(c) for eighteen months following the date of termination, subject to the conditions set forth in that section.

2.

Maximum Benefit. No amounts will be payable and no benefits will be provided under this Agreement to the extent that such payments or benefits, together with other payment or benefits under other plans, agreements or arrangements, would make the Executive liable for the payment of an excise tax under Section 4999 of the IRS Code, or any successor provision. The amounts otherwise payable and the benefits otherwise to be provided under this Agreement shall be reduced in a manner determined by the Company (by the minimum possible amount) that is consistent with the requirements of Sections 280G and 4999 of the IRS Code until no amount payable to the Executive will be subject to such excise tax. All calculations and determinations under the “Change in Control Payment and Benefits” section shall be made by a Tax Advisor appointed by the Company whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. The Tax Advisor may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the IRS Code. The Company shall bear all costs of the Tax Advisor.

(H)	Covenants of the Executive.

1.	Noncompetition.

(a)	While Employed by the Company. The Executive agrees that he will not Compete with the Company while employed by the Company.

(b)

Termination Without Cause or With Good Reason. In the event the Company terminates the Executive’s employment without Cause or he terminates his employment with Good Reason, thus entitling him to the severance benefits provided in sections II(F)(3) and (4), the Executive will not Compete with the Company while receiving such severance benefits, whether paid periodically or in a lump sum.

(c)

Termination Without Good Reason or For Cause. In the event the Executive voluntarily terminates his employment without Good Reason or the Company terminates the Executive’s employment for Cause, the Executive will not Compete with the Company for twelve months following the date of termination of his employment.

2.

Confidentiality. During the Employment Period and thereafter, and except as required by any court, supervisory authority or administrative agency or as may be otherwise required by applicable law, the Executive shall not, without the written consent of a person duly authorized by the Company, disclose to any person (other than to his personal attorney, or an employee of the Company or person to whom disclosure is reasonably necessary or appropriate in connection with the performance by him of his duties as an employee of the Company) or utilize in conducting a business any Confidential Information obtained by him while in the employ of the Company, unless such information has become generally known to the public or in the banking industry.

3.

Acknowledgment. The covenants contained in this “Covenants of the Executive” section shall be construed and interpreted in any proceeding to permit their enforcement to the maximum extent permitted by law. The Executive agrees that the restrictions imposed herein are necessary for the reasonable and proper protection of the company, and that each and every one of the restrictions is reasonable with respect to length of time, geographic area and scope of prohibited activities, and that the restrictions are neither overly restrictive on his post-employment activity nor overly burdensome for him to abide by. The Executive covenants that he will not make a contention contrary to any of the foregoing representations in the future and agrees that he will be estopped to deny or contradict the truth or accuracy of these representations. If, however, the time, geographic and/or scope of activity restriction set forth are found by a court to exceed the standard deemed enforceable, the court is empowered and directed to modify the restriction(s) to the extend necessary to make them enforceable. Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed to prohibit any activity that cannot be reasonably construed to further in any meaningful way any actual or potential competition within the Market Area against the Company.

III.	Miscellaneous

(A)

Severability and Survival. If any clause or provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, then the remainder of this Agreement shall not be affected thereby, and in lieu of each clause or provision of this Agreement which is illegal, invalid or unenforceable, there shall be added, as part of this Agreement, a clause or provision as similar in terms to such illegal, invalid or unenforceable clause or provision as may be possible and as may be legal, valid and enforceable.

(B)	Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

(C)

Documents. All Documents shall be the sole and exclusive property of the Company and shall be returned to the Company upon the Executive’s termination of employment for any reason or, at such earlier time or times as the Board of Directors or its designee may specify.

(D)

Enforcement. The Executive acknowledges that damages at law would not be a measurable or adequate remedy for breach of the covenants contained in the “Covenants of the Executive” section and, accordingly, he agrees to submit to the equitable jurisdiction of any court of competent jurisdiction in connection with any action to enjoin him from violating any such covenants. If the Company is successful in whole or in part in any legal or equitable action against the Executive in connection with the enforcement of the covenants included in the section, the Company shall be entitled to payment of all costs, including reasonable attorney’s fees from the Executive. If, on the other hand, it is finally determined by a court of competent jurisdiction that a breach or threatened breach did not occur within “Covenants of the Executive” section, then the Company shall reimburse him for all costs, including reasonable attorney’s fees incurred to defend the claim. All the provisions set forth in the “Covenants of the Executive” section shall survive termination and expiration of this Agreement.

(E)

Notices. All written notices required by this Agreement shall be deemed given when delivered personally or sent by registered or certified mail, return receipt requested, to the parties at their addresses set forth on the signature page of this Agreement. Each party may, from time to time, designate a different address to which notices should be sent.

(F)

Binding Effect. This Agreement shall be binding upon the Executive and upon the Company, its successors and assigns effective on the date specified above in the “Term” section. The Company will require any successor to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(G)

No Construction Against Any Party. This Agreement is the product of informed negotiations between the Executive and the Company. If any part of this Agreement is deemed to be unclear or ambiguous, it shall be construed as if it were drafted jointly by all parties. The Parties acknowledge that neither party was in a superior bargaining position regarding the substantive terms of this Agreement.

(H)

Clawback. The Executive agrees that any incentive based compensation or award that is received, or has been received, from the Company under this Agreement or otherwise, will be subject to clawback by the Company as may be required by applicable law or, if applicable, any stock exchange listing requirement and on such basis as the Board of Directors of the Company determines.

(I)

Section 409A Compliance. This Agreement is intended to comply with Section 409A of the IRS Code or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded for Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a separation of service under Section 409A. Notwithstanding the foregoing, the Company makes no representation that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Executive on account of non-compliance with Section 409A.

Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Executive in connection with termination of his employment is determined to constitute nonqualified deferred compensation within the meaning of Section 409A and he is determined to be a specified employee as defined in Section 409A(a)(2)(B)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the date of termination (the “Specified Employee Payment Date”). The aggregate of any payment that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payment shall be paid without delay in accordance with their original schedule.

(J)

Entire Agreement; Amendments. This Agreement contains the entire agreement of the parties with respect to the matters hereof and it supersedes all other prior agreements and understandings, written and oral, express or implied, between the Parties. This Agreement may not be varied, altered, modified or in any way amended except by an instrument in writing executed by the Parties or their legal representatives.

(Signatures appear on the following page)

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first written above.

COMPANY:

Oak View National Bank

By:	/s/ Donald R. Yowell
Donald R. Yowell
Chairman of the Board
4174 Old Stockyard Road
Marshall, Virginia 20115

EXECUTIVE:

/s/ Michael A. Ewing
Michael A. Ewing
104 Fairfax Drive
Stephens City, Virginia 22655